Mail Stop 4561

October 9, 2008

VIA USMAIL and FAX (661) 248-3100

Mr. Allen Lyda
Vice President and Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re:**   **Tejon Ranch Co.**
> **File No. 001-07183**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008**
> **Proxy Statement filed March 31, 2008**

Dear Mr. Allen Lyda:

　　　We have reviewed your response letter dated September 17, 2008 and have the following additional comments.  Where indicated, we think you should revise your document in future filings in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 1 – Summary of Significant Accounting Policies, page 61

1.　　Per your response to comment one, you earned $5.9 million in revenue from oil and minerals during 2007, which represented 18% of your total revenues in that year.  As disclosed in your MD&A, royalty revenues from mineral leases are contractually defined and are generally based upon production.  Please tell us the structure of the oil and mineral agreements, specifically how your revenue is earned and paid.  Confirm that your future filings will include footnote disclosure regarding your contractual arrangements and your oil and mineral revenue recognition policy.  Finally, tell us what consideration you gave to disclosing the breakdown of your revenue as required under paragraph 37 of SFAS 131.

Note 7 – Stock Compensation Plan, page 72

2.      We read your response to comment three.  It appears that you establish a value for each share of your performance-based awards equal to the share price on the date of grant.  The assumptions outlined in your response seem to determine the vesting and timing of expense recognition.  While the performance conditions impact the quantity of shares issued.  Please advise whether this is accurate.  While observable market prices should be used as *the basis* for the fair value measurement of equity, per paragraph 22 of SFAS 123R the fair value of stock-based compensation includes both the intrinsic value and the time value of the award.  Additionally paragraph A52 of SFAS 123R indicates that performance conditions which affect the quantity of an award are relevant in measuring an award's fair value.  Clarify how your analysis includes these concepts.  Finally, confirm in future filings that you will include disclosures required by paragraph A240(e) of SFAS 123R as appropriate.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant